UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38820

Futu Holdings Limited

34/F, United Centre

95 Queensway, Admiralty

Hong Kong S.A.R., People’s Republic of China

+852 2523-3588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Futu Receives Investigation Notice and Administrative Penalty Pre-Notification Letter from the China Securities Regulatory Commission

HONG KONG, May 22, 2026 (GLOBE NEWSWIRE) -- Futu Holdings Limited ("Futu" or the "Company") (Nasdaq: Futu), today announced that the Company received a Notice of Investigation and an Administrative Penalty Pre-Notification Letter from the China Securities Regulatory Commission and its Shenzhen bureau (collectively the "CSRC") in connection with the Company's operations in mainland China.

The CSRC states that certain Futu entities in mainland China and Hong Kong (the "Related Companies"), without obtaining the requisite licenses or approval, conducted securities business, public fund sales business and futures business in mainland China, in violation of the Securities Law, the Securities Investment Fund Law, and the Futures and Derivatives Law of the People's Republic of China. The CSRC proposes to order the Related Companies to rectify or cease such activities, confiscate illegal gains, and impose fines, with the total proposed penalty amounting to approximately RMB1.85 billion (approximately USD271 million). In addition, the CSRC proposes to impose a personal fine of RMB1.25 million (approximately USD 183,575) on Mr. LI Hua, the founder and CEO of the Company.

The proposed penalty remains subject to further proceedings and the final determination by the CSRC. The Company is entitled to submit statements, present defenses, and request a hearing. The Company will fully cooperate with the CSRC and exercise its lawful rights to safeguard the legitimate interests of the Company and its shareholders.

The Company has maintained ongoing communication with the CSRC and implemented rectification measures in relation to its mainland China operations. As of the end of the first quarter of 2026, funded accounts from mainland China accounted for approximately 13% of the Company's total funded accounts. Meanwhile, as the Company continues to scale across international markets, the number of overseas funded accounts has continued to grow steadily. Business operations in all regions outside of mainland China remain normal.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and Moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTU HOLDINGS LIMITED

By	:	/s/ Leaf Hua Li
Name	:	Leaf Hua Li
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: May 22, 2026